Exhibit 1
via e-mail
September 7, 2011
Special Committee of the Board of Directors
Global Traffic Network, Inc.
Mr. Shane Coppola
Mr. Gary Benson
Mr. Stuart Romenesko
Dear Messrs. Coppola, Benson and Romenesko:
I am writing on behalf of the T. Rowe Price New Horizons Fund, Inc. (the “New Horizons Fund”), which is a shareholder of Global Traffic Network, Inc. (“GNET”), to inform you that the Fund will not tender its shares under the terms currently offered. As of today, the New Horizons Fund holds 1.4 million shares of GNET, about 7.5 percent of total shares outstanding.
I have read the Schedule 13D filing of Harvest Capital Strategies, and I agree with many of the concerns they raised. My analysis results in the same conclusion, that this is the wrong transaction at the wrong price and at the wrong time.
In particular, I am concerned about what I see as the opportunistic timing of the offer. As a long term shareowner of the company, I have persistently supported the company throughout its period of investment in new business opportunities. These include the company’s operations in Canada and the U.K., and to a lesser extent, the mobile business. I believe GNET management was correct to view Canada as a high-potential market, and I expect this division’s profitability to begin climbing markedly over the next 18-24 months. In the U.K., I also expect rising profitability over time as GNET’s management is able to transition the legacy business there to a potentially higher margin model.
Based on management’s recent forecasts and our own analysis of the company’s segments, I believe GNET has reached a significant inflection point in profitability, and consequently its potential market valuation. Even if we assume the mobile business remains a neutral to slightly negative contributor, the growing margins and large market opportunities represented by the Canada and U.K. divisions, together with the more mature Australia business, will not likely be lost on market participants for long. We believe businesses with the growth prospects and margin potential of GNET should be trading at a multiple of EBITDA in the 10-12x range. Such a valuation, of course, will represent very attractive potential returns for GNET’s investors over time.
In my view, it is fundamentally unfair to expect GNET’s public shareholders to provide the capital investment required to bring the company to this point, then allow it to change hands at an unduly low valuation right before this long period of investment begins to pay off. In other words, the reason for my refusal to tender has little to do with the offer’s price of $14.00 per share, although I have highlighted my conviction that the price represents a serious undervaluation of the company. Instead, it is a reflection of my belief that the Fund’s interests will be better served if GNET continues to be a publicly traded company and continues on its current path toward improving profitability, spreading these returns across the company’s base of shareholders instead of delivering them directly to management and some newly arrived private equity investors.

It should be noted that I appreciate the efforts of the Special Committee. Certain of the provisions in the transaction may ultimately prove to be an effective means of ensuring fairness for the public shareholders, and I sincerely appreciate the Committee’s negotiations on our behalf. Ultimately, my disagreement with your decisions in this situation boils down to my view of the true fair value of the company and its great potential if it remains a public entity.
I continue to believe that GNET, as a publicly-held company, represents an attractive investment for the New Horizon Fund. I hope my conviction is evident based on the size of the fund’s investment in the company. However, I cannot support this current effort by management and outside investors to reallocate an outsized portion of the company’s value to themselves through this going private transaction.
Sincerely,

/s/: Henry Ellenbogen
Henry Ellenbogen
President
T. Rowe Price New Horizons Fund, Inc.